UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

China Lodging Group, Limited

(Name of Issuer)

Ordinary Shares, Par Value $0.0001 Per Share (“Ordinary Shares”) and

American Depositary Shares (“ADSs”)(1)

(Title of Class of Securities)

G21182 103(2)

(CUSIP Number)

Qi Ji

No. 2266 Hongqiao Road

Changning District, Shanghai 200336,

People’s Republic of China

Telephone: +86 21 6195 2011

With a copy to:

Shuang Zhao, Esq.

Cleary Gottlieb Steen & Hamilton

37th Floor, Hysan Place

500 Hennessy Road

Causeway Bay, Hong Kong

Telephone: +852 2521 4122

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 16, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1) Each ADS represents four (4) Ordinary Shares.

(2) This CUSIP number applies to the Ordinary Shares.

CUSIP No: G21182 103

1.	Names of Reporting Persons Qi Ji
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) SC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Singapore
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 104,347,360[1]
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 77,870,508[2]
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 104,347,360
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 37.6%[3]
14.	Type of Reporting Person (See Instructions) IN

1.                 These securities include (i) 73,144,905 Ordinary Shares of which the record owner is Winner Crown Holdings Limited (“Winner Crown”), (ii) options to purchase 836,348 Ordinary Shares of which the record owner is the Reporting Person, (iii) 3,889,255 shares of restricted stock of which the record owner is the Reporting Person and (iv) 10,474,652 Ordinary Shares, 4,000,000 Restricted ADSs representing 16,000,000 Ordinary Shares and 550 ADSs representing 2,200 Ordinary Shares of which the record owner is East Leader International Limited (“East Leader”), over which the Reporting Person has voting power pursuant to powers of attorneys. Winner Crown is wholly owned by Sherman Holdings Limited (“Sherman”), which is in turn wholly owned by Credit Suisse Trust Limited, as Trustee of the Ji Family Trust (“CS Trustee”). CS Trustee acts as trustee of the Ji Family Trust, of which the Reporting Person and his family members are the beneficiaries. By virtue of these arrangements, the Reporting Person may be deemed to have sole voting power with respect to these securities.

2.                 These securities include (i) 73,144,905 Ordinary Shares of which the record owner is Winner Crown, (ii) options to purchase 836,348 Ordinary Shares of which the record owner is the Reporting Person and (iii) 3,889,255 shares of restricted stock of which the record owner is the Reporting Person. Winner Crown is wholly owned by Sherman, which is in turn wholly owned by CS Trustee. CS Trustee acts as trustee of the Ji Family Trust, of which the Reporting Person and his family members are the beneficiaries. By virtue of this affiliation, the Reporting Person may be deemed to have sole dispositive power with respect to these securities.

3.                 Based upon 276,397,062 Ordinary Shares outstanding as of March 31, 2016 as reported in the Issuer’s annual report on Form 20-F for the fiscal year ended December 31, 2015 filed on April 20, 2016.

CUSIP No: G21182 103

1.	Names of Reporting Persons Winner Crown Holdings Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) Not Applicable
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 73,144,905[1]
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 73,144,905[1]
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 73,144,905
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 26.5%[2]
14.	Type of Reporting Person (See Instructions) CO

1.                 These securities include 73,144,905 Ordinary Shares.

2.                 Based upon 276,397,062 Ordinary Shares outstanding as of March 31, 2016 as reported in the Issuer’s annual report on Form 20-F for the fiscal year ended December 31, 2015 filed on April 20, 2016.

CUSIP No: G21182 103

1.	Names of Reporting Persons Tong Tong Zhao
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) Not Applicable
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Canada
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 100,000[1]
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 26,576,852[2]
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 26,576,852
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.6%[3]
14.	Type of Reporting Person (See Instructions) IN

1.                 These securities include options to purchase 100,000 Ordinary Shares of which the record owner is the Reporting Person.

2.                 These securities include (i) options to purchase 100,000 Ordinary Shares of which the record owner is the Reporting Person, and (ii) 10,474,652 Ordinary Shares, 4,000,000 Restricted ADSs representing 16,000,000 Ordinary Shares and 550 ADSs representing 2,200 Ordinary Shares of which the record owner is East Leader, over which Mr. Qi Ji has voting power pursuant to powers of attorneys. East Leader is wholly owned by Perfect Will, which is in turn wholly owned by Asia Square, as nominee for Sarasin Trust. Sarasin Trust acts as trustee of the Tanya Trust, of which the Reporting Person and her family members are the beneficiaries. By virtue of these arrangements, the Reporting Person may be deemed to have sole dispositive power with respect to these securities.

3.                 Based upon 276,397,062 Ordinary Shares outstanding as of March 31, 2016 as reported in the Issuer’s annual report on Form 20-F for the fiscal year ended December 31, 2015 filed on April 20, 2016.

CUSIP No: G21182 103

1.	Names of Reporting Persons East Leader International Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) Not Applicable
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 26,476,852[1]
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 26,476,852
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.6%[2]
14.	Type of Reporting Person (See Instructions) CO

1.                 These securities include 10,474,652 Ordinary Shares, 4,000,000 Restricted ADSs representing 16,000,000 Ordinary Shares and 550 ADSs representing 2,200 Ordinary Shares, over which Mr. Qi Ji has voting power pursuant to powers of attorneys.

2.                 Based upon 276,397,062 Ordinary Shares outstanding as of March 31, 2016 as reported in the Issuer’s annual report on Form 20-F for the fiscal year ended December 31, 2015 filed on April 20, 2016.

CUSIP No: G21182 103

1.	Names of Reporting Persons Perfect Will Holdings Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) Not Applicable
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 26,476,852[1]
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 26,476,852
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.6%[3]
14.	Type of Reporting Person (See Instructions) CO

1.                 These securities include 10,474,652 Ordinary Shares, 4,000,000 Restricted ADSs representing 16,000,000 Ordinary Shares and 550 ADSs representing 2,200 Ordinary Shares, over which Mr. Qi Ji has voting power pursuant to powers of attorneys. East Leader is the record owner of these securities. East Leader is wholly owned by the Reporting Person. By virtue of this affiliation, the Reporting Person may be deemed to have sole dispositive power with respect to these securities.

2.                 Based upon 276,397,062 Ordinary Shares outstanding as of March 31, 2016 as reported in the Issuer’s annual report on Form 20-F for the fiscal year ended December 31, 2015 filed on April 20, 2016.

ITEM 1.                                                SECURITY AND ISSUER

This Statement on Schedule 13D relates to the ordinary shares, par value $0.0001 per share (“Ordinary Shares”) and American Depositary Shares (“ADSs”), each representing four Ordinary Shares, of China Lodging Group, Limited (the “Issuer”). The principal executive offices of the Issuer are located at No. 2266 Hongqiao Road, Changning District, Shanghai 200336, People’s Republic of China.

ITEM 2.                                                IDENTITY AND BACKGROUND

(a). This Statement on Schedule 13D is filed jointly by the following persons (collectively, the “Reporting Persons”): (i) Qi Ji, (ii) Winner Crown Holdings Limited (“Winner Crown”), (iii) Tong Tong Zhao, (iv) East Leader International Limited (“East Leader”), and (v) Perfect Will Holdings Limited (“Perfect Will”). The name, business address, present principal occupation or employment or principal business and citizenship or place of organization of each of the directors of Winner Crown, East Leader and Perfect Will are set forth in Schedule A hereto and are incorporated herein by reference. None of Winner Crown, East Leader or Perfect Will has any executive officers.

(b). Residence or Business Address:

I:                                       The home address for Qi Ji is:

72 Bayshore Road #24-15
Costa Del Sol, Singapore 469988

II:                                  The principal business office for Winner Crown is:

No. 2266 Hongqiao Road, Changning District
Shanghai 200336, People’s Republic of China

III:                             The home address for Tong Tong Zhao is:

No. 9 Lane 699 Cuibai Road
Shanghai 201206, People’s Republic of China

IV:                              The principal business office for East Leader is:

P.O. BOX 957, Offshore Incorporations Centre, Road Town, TORTOLA, BRITISH VIRGIN ISLANDS

V:                                   The principal business office for Perfect Will is:

c/o Sarasin Trust Company (Singapore) Limited
8 Marina View #25-01
Asia Square Tower 1
Singapore 018960

(c). Qi Ji is the executive chairman of the board of directors of the Issuer. Tong Tong Zhao is an independent director of the Issuer. The principal business of each of Winner Crown, East Leader and Perfect Will is investment holding.

(d). Neither any of the Reporting Persons nor, to the best of their knowledge, any of the persons listed in Schedule A hereto has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e). Neither any of the Reporting Persons nor, to the best of their knowledge, any of the persons listed in Schedule A hereto has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f). The citizenship of Qi Ji is Singapore. The place of organization of Winner Crown, East Leader and Perfect Will is the British Virgin Islands. The citizenship of Tong Tong Zhao is Canada.

ITEM 3.                                                SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Pursuant to the Issuer’s 2009 Share Incentive Plan, as amended (the “2009 Plan”) and the related restricted stock award agreements entered into in August 2011, July 2012 and March 2015 between the Issuer and Mr. Qi Ji (the “Award Agreements”), the Issuer granted Mr. Qi Ji an aggregate of 3,889,255 shares of restricted stock (the “Restricted Stock”) upon the terms and subject to the conditions, restrictions and limitations contained in the 2009 Plan and the Award Agreements. 1,652,916 shares of the Restricted Stock have vested as of the date hereof, and the remaining 2,236,339 shares of the Restricted Stock will fully vest by December 31, 2024.

Pursuant to the 2009 Plan and the related award agreements, the Issuer granted (i) Mr. Qi Ji options to purchase 400,000 and 436,348 Ordinary Shares (collectively, “Mr. Ji’s Options”) on October 1, 2009 and July 17, 2012, respectively, and (ii) Ms. Tong Tong Zhao options to purchase 100,000 Ordinary Shares (together with Mr. Ji’s Options, the “Options”). All of the Options have vested as of the date hereof.

Except for the Restricted Stock and the Options, the securities reported in this statement as beneficially owned by the Reporting Persons were acquired prior to the Issuer’s initial public offering, with cash from the applicable Reporting Person’s personal funds or working capital, as applicable, and were acquired for investment purposes.

ITEM 4.                                                PURPOSE OF TRANSACTION

The information set forth in Items 3 and 6 is hereby incorporated by reference in this Item 4.

On December 16, 2016, Mr. Qi Ji and Ctrip.com International, Ltd. (“Ctrip”), a shareholder of the Issuer, entered into a Support Agreement (the “Ctrip Support Agreement”). The Ctrip Support Agreement provides that Ctrip agrees to appear at any shareholder meeting and to vote (or cause to be voted) all of the shares that Ctrip has the power to vote or to direct the vote of against any resolution put to such meeting in connection with any Acquisition Proposal (as defined in the Ctrip Support Agreement) in the event Mr. Qi Ji takes the position to vote against such resolution. Moreover, Ctrip with cause the director appointed by it to the board of directors of the Issuer to vote against any resolution put to any board meetings in connection with any Acquisition Proposal (as defined in the Ctrip Support Agreement) in the event Mr. Qi Ji takes the position to vote against such resolution.

On February 28, 2017, Mr. Qi Ji and AAPC Hong Kong Limited (“AAPC”), a shareholder of the Issuer, entered into a Support Agreement (the “AAPC Support Agreement”). The AAPC Support Agreement provides that Mr. Qi Ji and AAPC agree to notify each other of and discuss any Acquisition Proposal (as defined in the AAPC Support Agreement) of which each may become aware. In such case, each such party agreed to use their commercially reasonable efforts to reach a common decision with respect to such Acquisition Proposal. The Agreement further provides that AAPC agrees to appear at any shareholder meeting and to vote (or cause to be voted) all of the shares that AAPC has the power to vote or to direct the vote of in the manner designated by Mr. Qi Ji against any resolution supporting or seeking to assist any Acquisition Proposal that the board of directors of the Issuer has adopted a resolution to oppose or reject.

Although none of the Reporting Persons has any present intention to acquire additional securities of the Issuer, they intend to review their respective investment on a regular basis and, as a result thereof, may at any time or from time to time determine, either alone or as part of a group, (i) to acquire additional securities of the Issuer, through open market purchases, privately negotiated transactions or otherwise, (ii) to dispose of all or a portion of the securities of the Issuer owned by them in the open market, in privately negotiated transactions or otherwise or (iii) to take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results specified in clauses (a) through (j) of Item 4 of Schedule 13D under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Any such acquisition or disposition or other transaction would be made in compliance with all applicable laws and regulations. Notwithstanding anything contained herein, the Reporting Persons specifically reserves the right to change its intention with respect to any or all of such matters. In reaching any decision as to their respective course of action (as well as to the specific elements thereof), each Reporting Person currently expects that he or she or it would take into consideration a variety of factors, including, but not limited to, the following: the Issuer’s business and prospects; other developments concerning the Issuer and its businesses generally; other business opportunities available to such Reporting Person; changes in law and government regulations; general economic conditions; and liquidity and stock market conditions, including the market price of the securities of the Issuer.

Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals that relate to, or that would result in, any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D under the Exchange Act.

ITEM 5.                                                INTEREST IN SECURITIES OF THE ISSUER

(a) Each of the Reporting Persons’ current ownership in the securities of the Issuer is set forth on the cover pages to this Statement on Schedule 13D and is incorporated by reference herein. The ownership percentage appearing on such pages has been calculated based on 276,397,062 Ordinary Shares outstanding as of March 31, 2016 as reported in the Issuer’s annual report on Form 20-F for the fiscal year ended December 31, 2015 filed on April 20, 2016. The Reporting Persons disclaim membership in any “group” with any person other than the Reporting Persons.

(b) The following table sets forth the beneficial ownership of the class of securities reported on for each of the Reporting Persons.

Reporting Person	Number of Shares Beneficially Owned	Percentage of Securities	Sole Power to Vote/Direct Vote	Shared Power to Vote/Direct Vote	Sole Power to Dispose/Direct Disposition	Shared Power to Dispose/Direct Disposition
Qi Ji	104,347,360	37.6%	104,347,360	0	77,870,508	0
Winner Crown	73,144,905	26.5%	73,144,905	0	73,144,905	0
Tong Tong Zhao	26,576,852	9.6%	100,000	0	26,576,852	0
East Leader	26,476,852	9.6%	26,476,852	0	26,476,852	0
Perfect Will	26,476,852	9.6%	26,476,852	0	26,476,852	0

(c) Other than as described in Items 3 and 4 above, there have been no transactions in the class of securities reported on that were effected during the past sixty days by any of the Reporting Persons.

(d) Not applicable.

(e) Not applicable.

ITEM 6.                                                CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

East Leader International Limited (“East Leader”) granted Mr. Qi Ji voting power over 10,474,652 Ordinary Shares, 4,000,000 Restricted ADSs representing 16,000,000 Ordinary Shares and 550 ADSs representing 2,200 Ordinary Shares pursuant to a power of attorney dated November 27, 2014.

Except as described in Items 1 through 7 of this Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between the Reporting Persons or, to the best of their knowledge, any of the persons named in Schedule A here to and any other person, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, with respect to any securities of the Issuer, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities except for standard default and similar provisions contained in loan agreements.

ITEM 7.                                                MATERIAL TO BE FILED AS EXHIBITS

Exhibit Number	Title

1	Joint Filing Agreement, dated March 30, 2017, among Qi Ji, Winner Crown Holdings Limited, Tong Tong Zhao, East Leader International Limited and Perfect Will Holdings Limited
2	Power of Attorney, dated November 27, 2014, granted by East Leader International Limited
3	Support Agreement between Mr. Qi Ji and Ctrip.com International, Ltd. dated December 16, 2016
4	Support Agreement between Mr. Qi Ji and AAPC Hong Kong Limited dated February 28, 2017

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: March 30, 2017

QI JI

By:	/s/ Qi Ji
Name: Qi Ji

WINNER CROWN HOLDINGS LIMITED

By:	/s/ Qi Ji
Name: Qi Ji
Title: Sole Director

SHERMAN HOLDINGS LIMITED

TONG TONG ZHAO

By:	/s/ Qi Ji
Name: Qi Ji
Title: Attorney-in-Fact

EAST LEADER INTERNATIONAL LIMITED

By:	/s/ Qi Ji
Name: Qi Ji
Title: Attorney-in-Fact

PERFECT WILL HOLDINGS LIMITED

By:	/s/ Qi Ji
Name: Qi Ji
Title: Attorney-in-Fact

Schedule A

Directors of Certain Reporting Persons

Entity	Director	Business Address	Present Principal Occupation or Employment/Principal Business	Citizenship/Place of Organization
Winner Crown Holdings Limited	Qi Ji	No. 2266 Hongqiao Road, Changning District, Shanghai 200336, People’s Republic of China	Executive chairman of the board of directors	Singapore
East Leader International Limited	Tong Tong Zhao	No. 2266 Hongqiao Road, Changning District, Shanghai 200336, People’s Republic of China	Independent director of the Issuer	Canada
Perfect Will Holdings Limited	Shenton Management Ltd.	8 Marina View #25-01 Asia Square Tower 1 Singapore 018960	Corporate Director	British Virgin Islands